Exhibit 99.1

2015 FOURTH QUARTER AND FULL YEAR RESULTS

CNH Industrial closes the year with strong results. Fourth quarter 2015 revenues of $7.1 billion, operating profit of Industrial Activities of $563 million, up 50%, at a margin of 8.2%, net income before restructuring and other exceptional items of $262 million and net industrial debt at $1.6 billion. It records highest agricultural equipment operating margin amongst major OEMs, at 11.7% for the fourth quarter.

Financial results under U.S. GAAP(*) (**)

•	Revenues totaled $7.1 billion for the fourth quarter and $25.9 billion for the full year 2015. Net sales of Industrial Activities were $6.9 billion for the quarter and $24.7 billion for the year.

•

Operating profit of Industrial Activities was $563 million for the quarter, an increase of 50%, at an operating margin at 8.2%, up 3.5 p.p. compared to the same period in 2014. For the full year, operating profit of Industrial Activities was $1,432 million, with operating margin at 5.8%.

•

Net income was $231 million ($0.17 per share) for the quarter and $248 million ($0.19 per share) for the full year. Net income before restructuring and other exceptional items was $262 million ($0.19 per share) for the quarter and $474 million ($0.35 per share) for the full year.

•	Net industrial debt was $1.6 billion at December 31, 2015, a decrease of $1.1 billion or 40% from December 31, 2014. Available liquidity totaled $9.3 billion ($8.9 billion at December 31, 2014).

•	The Board of Directors is recommending for 2015 a dividend of €0.13 per common share, or approximately $200 million (€177 million).

•	The Board of Directors announces a buy-back of Company’s common shares of up to $300 million.

•

For 2016 CNH Industrial expects net sales of Industrial Activities between $23 billion and $24 billion, with operating margin of Industrial Activities between 5.2% and 5.8%. Net industrial debt expected between $1.5 billion and $1.8 billion.

(*)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and IFRS. The following tables and discussion related to the financial results of the Company and its segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in specific tables at the end of this press release.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL
Summary Income Statement ($ million)
		Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

25,912	32,555	-20.4%	Revenues	7,144	8,365	-14.6%

248	708	-460	Net income	231	87	144

474	940	-466	Net income before restructuring and other exceptional items (1)	262	167	95

253	710	-457	Net income attributable to CNH Industrial N.V.	231	83	148

0.19	0.52	-0.33	Basic EPS ($)	0.17	0.06	0.11

0.19	0.52	-0.33	Diluted EPS ($)	0.17	0.06	0.11

0.35	0.69	-0.34	Basic EPS before restructuring and other exceptional items (1) ($)	0.19	0.12	0.07

(1) This is a non-GAAP measure. Refers to the non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

2015 FOURTH QUARTER AND FULL YEAR RESULTS

CNH INDUSTRIAL
Income Statement Data of Industrial Activities(1) ($ million)
	Full Year			4th Quarter
2015	2014	Change		2015	2014	Change

24,677	31,198	-20.9%	Net sales of Industrial Activities	6,869	8,018	-14.3%

1,432	1,988	-556	Operating profit of Industrial Activities (2)	563	376	187

5.8	6.4	-0.6 p.p.	Operating margin of Industrial Activities (%)	8.2	4.7	3.5 p.p.

(1)

Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

(2)

Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

London (UK) – (January 29, 2016) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $7,144 million for the fourth quarter 2015, down 4.1% compared to Q4 2014 on a constant currency basis (down 14.6% on a reported basis). Net sales of Industrial Activities were $6,869 million in Q4 2015, down 3.6% compared to Q4 2014 on a constant currency basis (down 14.3% on a reported basis). The full year 2015 consolidated revenues were $25,912 million, down 9.2% compared to 2014 on a constant currency basis (down 20.4% on a reported basis). Net sales of Industrial Activities were $24,677 million in 2015, down 9.6% compared to 2014 on a constant currency basis (down 20.9% on a reported basis). Net sales of Commercial Vehicles increased 4.8% excluding the negative impact of currency translation, due to increased demand and market share gains in the EMEA region. Net sales of Agricultural Equipment declined 19.6% excluding the negative impact of currency translation, driven by lower industry volumes in the NAFTA and LATAM row crop sectors offset by positive net price realization. Net sales also decreased in Construction Equipment, due primarily to negative industry volumes in LATAM, and in Powertrain, due to lower volume to captive customers.

CNH INDUSTRIAL
Revenues by Segment ($ million)
	Full Year			4th Quarter
2015	2014	% change		2015	2014	% change

11,025	15,204	-27.5	Agricultural Equipment	2,982	3,403	-12.4

2,542	3,346	-24.0	Construction Equipment	609	800	-23.9

9,542	10,888	-12.4	Commercial Vehicles	2,846	3,354	-15.1

3,560	4,464	-20.3	Powertrain	912	988	-7.7

(1,992)	(2,704)	-	Eliminations and other	(480)	(527)	-

24,677	31,198	-20.9	Total Industrial Activities	6,869	8,018	-14.3

1,603	1,828	-12.3	Financial Services	377	465	-18.9

(368)	(471)	-	Eliminations and other	(102)	(118)	-

25,912	32,555	-20.4	Total	7,144	8,365	-14.6

Operating profit of Industrial Activities was $563 million for the fourth quarter, a $187 million increase compared to the same period in 2014, with an operating margin of 8.2%, up 3.5 p.p. compared to Q4 2014. Operating profit for the quarter increased in Agricultural Equipment and in Construction Equipment, driven by net price realization, structural cost reductions and favorable material costs. Commercial Vehicles’ operating profit improved due to favorable pricing in all regions and manufacturing efficiencies in EMEA. Net of the impact of currency translation, Powertrain’s operating profit increased as a result of positive product mix and

2015 FOURTH QUARTER AND FULL YEAR RESULTS

selling, general and administrative (“SG&A”) expense reductions. For the full year 2015, operating profit of Industrial Activities totaled $1,432 million, a $556 million decrease compared to 2014, with an operating margin for the year at 5.8%. Excluding the negative impact of foreign exchange translation, Commercial Vehicles’ operating profit improved due to increased volume in EMEA, positive pricing, manufacturing efficiencies and a reduction in SG&A expenses as a result of the Company’s Efficiency Program. Construction Equipment’s operating profit increased as net price realization and cost containment actions more than offset the negative impact of lower volumes in LATAM. Operating profit declined in Agricultural Equipment, driven primarily by reduced industry volume in the NAFTA and LATAM row crop sectors and by foreign exchange translation impact, partially offset by net price realization, material and structural cost reductions. Powertrain’s operating profit decreased mainly as a result of lower agricultural equipment demand and foreign exchange translation.

CNH INDUSTRIAL
Operating profit/(loss) by Segment (1) ($ million)
	Full Year			4th Quarter
2015	2014	Change		2015	2014	Change

952	1,770	-818	Agricultural Equipment	348	241	107

90	79	11	Construction Equipment	18	9	9

283	29	254	Commercial Vehicles	155	100	55

186	223	-37	Powertrain	62	66	-4

(79)	(113)	34	Eliminations and other	(20)	(40)	20

1,432	1,988	-556	Total Industrial Activities	563	376	187

515	554	-39	Financial Services	118	147	-29

(312)	(343)	31	Eliminations and other	(85)	(88)	3

1,635	2,199	-564	Total	596	435	161

(1)

Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

CNH INDUSTRIAL
Reconciliation of Operating Profit to Net Income ($ million)
Full Year			4th Quarter
2015	2014		2015	2014

1,635	2,199	Total Operating Profit	596	435

84	184	Restructuring expenses	32	86

479	613	Interest expenses of Industrial Activities, net of interest income and eliminations	138	164

(505)	(313)	Other, net	(102)	(59)

567	1,089	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	324	126

360	467	Income taxes	101	59

41	86	Equity in income of unconsolidated subsidiaries and affiliates	8	20

248	708	Net income	231	87

Restructuring expenses totaled $32 million in the quarter, $54 million lower than Q4 2014. In 2015, restructuring expenses were $84 million, $100 million lower than 2014, due to actions included in the Company’s Efficiency Program launched in 2014.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Interest expense, net totaled $138 million in the fourth quarter, a decrease of $26 million or 16% compared to the same period in 2014. In 2015, interest expense, net was $479 million, a reduction of $134 million or 22% compared to 2014 as a result of reduced average indebtedness.

Other, net was a charge of $102 million for the fourth quarter 2015 (charge of $59 million for Q4 2014), an increase of $43 million compared to the same period in 2014 mainly due to higher foreign exchange losses. In 2015, other, net was a charge of $505 million (charge of $313 million for 2014). The increase of $192 million was mainly the result of the third quarter exceptional pre-tax charge of $150 million related to the re-measurement of the net monetary assets of the Venezuelan operations.

Income taxes were $101 million in the fourth quarter 2015, representing an effective tax rate of 31.2%. In 2015, income taxes totaled $360 million, representing an effective tax rate of 63.5%. Excluding the impact of the exceptional pre-tax charge relating to the re-measurement of the Venezuelan operations, and the impact of the inability to record deferred tax assets on losses in certain jurisdictions, primarily Brazil, the effective tax rate for 2015 was 37%. The long-term effective tax rate target of between 34% to 36% range remains unchanged.

Equity in income of unconsolidated subsidiaries and affiliates totaled $8 million for Q4 2015. Full year equity in income was $41 million. The decrease compared to 2014 was mainly due to lower results of joint ventures in the APAC region, including the negative impact of currency differences.

Net income of Financial Services was $91 million for Q4 2015, lower by $7 million due to reduced net interest margin and the negative impact of currency translation, partially offset by lower income taxes. For the full year 2015, Financial Services’ net income was $368 million, an increase of $4 million, due to lower provisions for credit losses, lower SG&A expenses and reduced income taxes, partially offset by the negative impact of currency translation.

Net income attributable to CNH Industrial N.V. was $231 million for the quarter, or $0.17 per share. Net income before restructuring and other exceptional items was $262 million for the quarter, or $0.19 per share. Net income attributable to CNH Industrial N.V. was $253 million for 2015, or $0.19 per share. Net income before restructuring and other exceptional items was $474 million for 2015, or $0.35 per share.

Net industrial debt of $1.6 billion at December 31, 2015 was $1.8 billion lower than at September 30, 2015 and $1.1 billion lower than at December 31, 2014. Net industrial cash flow was a net inflow of $1.8 billion in the fourth quarter and $0.8 billion in the year, as a result of reductions in working capital.

Available liquidity at December 31, 2015 was $9.3 billion, inclusive of $3.0 billion in undrawn committed facilities, compared to $8.9 billion at December 31, 2014.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
		Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

11,025	15,204	-27.5%	Net sales	2,982	3,403	-12.4%

952	1,770	-818	Operating profit	348	241	107

8.6	11.6	-3.0 p.p.	Operating margin (%)	11.7	7.1	4.6 p.p.

Agricultural Equipment’s net sales totaled $2,982 million for the fourth quarter 2015, a decrease of 3.8% compared to the same period in 2014 on a constant currency basis (down 12.4% on a reported basis), due to lower industry volumes, partially offset by positive net pricing. In the full year 2015, Agricultural Equipment’s net sales were $11,025 million, down 19.6% compared to 2014 on a constant currency basis (down 27.5% on a reported basis), driven by declining industry volumes in the NAFTA and LATAM row crop sectors.

Operating profit was $348 million for the fourth quarter, a $107 million increase compared to Q4 2014, with an operating margin of 11.7%, up 4.6 p.p. over the same period in 2014 and the highest in the OEM space. The increase was due to net price realization, structural cost reductions and favorable material costs, partially offset by reduced industry volume in the row crop sector and negative foreign exchange translation. In the full year 2015, Agricultural Equipment’s operating profit was $952 million, with an operating margin of 8.6%.

For the full year 2015, worldwide agricultural equipment industry unit sales were down compared to 2014, with global demand for tractors and combines down 8% and 19%, respectively. The NAFTA row crop sector was down, with tractors over 140 horsepower down 31% and combines down 28%. The NAFTA tractor under 40 hp segment was up 6%, while the 40-140 hp segment was down 3%. EMEA markets were down 7% for tractors and 7% for combines. LATAM tractor sales decreased 27%, and combine sales decreased 39%. APAC markets decreased 9% for tractors and 4% for combines.

For 2015, Agricultural Equipment’s worldwide market share performance was flat to the prior year for both tractors and combines.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

2,542	3,346	-24.0%	Net sales	609	800	-23.9%

90	79	11	Operating profit	18	9	9

3.5	2.4	1.1 p.p.	Operating margin (%)	3.0	1.1	1.9 p.p.

Construction Equipment’s net sales totaled $609 million for the fourth quarter 2015, a decrease of 18.7% compared to the same period in 2014 on a constant currency basis (down 23.9% on a reported basis), with demand weakness in NAFTA and LATAM markets. In the full year 2015, Construction Equipment’s net sales were $2,542 million, down 18.3% compared to 2014 on a constant currency basis (down 24.0% on a reported basis), due to reduced industry demand, primarily in LATAM and APAC.

Operating profit was $18 million for the fourth quarter 2015, with an operating margin of 3.0%, up 1.9 p.p. over the same period in 2014. The increase was a result of positive net price realization, and structural cost containment actions. In the full year 2015, Construction Equipment reported operating profit of $90 million, a 14% increase compared to 2014. Operating margin increased 1.1 p.p. to 3.5%, as net price realization and structural cost containment actions, more than offset the negative impact from lower volumes in LATAM and APAC.

In 2015, worldwide construction equipment industry units for heavy and light products were down 18% and 4%, respectively, compared to 2014. Decreased industry volumes in LATAM and APAC were partially offset by moderate growth in NAFTA. Demand for heavy and light construction equipment was flat in EMEA.

Construction Equipment’s worldwide market share was flat overall year over year, with a decrease in LATAM and NAFTA, offset by an increase in market share in APAC and EMEA.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Commercial Vehicles

COMMERCIAL VEHICLES
Net sales & Operating profit/(loss) ($ million)
Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

9,542	10,888	-12.4%	Net sales	2,846	3,354	-15.1%

283	29	254	Operating profit	155	100	55

3.0	0.3	2.7 p.p.	Operating margin (%)	5.4	3.0	2.4 p.p.

Commercial Vehicles’ net sales totaled $2,846 million for the fourth quarter 2015, a decrease of 1.2% compared to the same period in 2014 on a constant currency basis (down 15.1% on a reported basis). EMEA net sales increased, excluding the impact of currency translation, driven by higher industry volumes and market share increases. In LATAM, net sales decreased due to the decline of the Brazilian market, partially offset by increased deliveries in Argentina. In the full year 2015, Commercial Vehicles’ net sales were $9,542 million, an increase of 4.8% compared to 2014 on a constant currency basis (down 12.4% on a reported basis) as a result of increased deliveries in EMEA. Excluding the impact of currency translation, EMEA net sales increased, driven by higher volumes, increases in market share and favorable pricing. In LATAM, net sales decreased mainly due to declining volume in the Brazilian market.

Operating profit was $155 million for the fourth quarter 2015, a 55% increase compared to Q4 2014, with an operating margin of 5.4%, up 2.4 p.p. over the same period in 2014. Favorable pricing in all regions, EMEA manufacturing efficiencies and material cost reductions drove the increase in profitability. In the full year 2015, Commercial Vehicles reported an operating profit of $283 million, a $254 million increase compared to 2014, with an operating margin of 3.0% (up 2.7 p.p. over 2014), due to higher volumes in EMEA, positive pricing, manufacturing efficiencies and SG&A expense reduction as a result of the Company’s Efficiency Program. In LATAM, positive pricing, as well as manufacturing and SG&A cost containment actions, offset a large portion of the lower volumes in Brazil.

In 2015, the European truck market (GVW ≥3.5 tons) grew by 16% compared to 2014. The light vehicles market (GVW 3.5-6.0 tons) increased 16%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW ≥16 tons) grew by 5% and 19%, respectively. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 40% compared to 2014, with a decrease of 47% in Brazil and 42% in Venezuela, while Argentina increased 5%. In APAC, new truck registrations decreased 10% compared with 2014.

The Company’s estimated market share in the European truck market (GVW ≥3.5 tons) was 11.3%, up 0.4 p.p. year over year. In the light segment, the share increased by 0.6 p.p. to 11.3%, the Company’s market share increased by 1.4 p.p. to 30.6% in the medium segment and 0.3 p.p. to 7.9% in the heavy segment.

In LATAM, in 2015, the Company’s market share increased 2.4 p.p. to 12.4%.

During 2015, Commercial Vehicles delivered approximately 140,200 vehicles (including buses and specialty vehicles), representing a 9% increase from 2014. Volumes were higher in the light segment (up 13%), as a result of the launch of the new Daily, and in the heavy segment (up 9%), while volumes declined in the medium segment (down 1%). Commercial Vehicles deliveries increased 18% in EMEA, but declined 21% in LATAM and 15% in APAC.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Commercial Vehicles’ 2015 book-to-bill ratio was 1.03, an increase of 5% over 2014. In 2015, truck order intake in Europe increased 29% compared to previous year.

Powertrain

POWERTRAIN
Net sales & Operating profit/(loss) ($ million)
Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

3,560	4,464	-20.3%	Net sales	912	988	-7.7%

186	223	-37	Operating profit	62	66	-4

5.2	5.0	0.2 p.p.	Operating margin (%)	6.8	6.7	0.1 p.p.

Powertrain’s net sales totaled $912 million for the fourth quarter 2015, an increase of 5.6% over the same period in 2014 on a constant currency basis (down 7.7% on a reported basis) due to positive mix on engine sales and increased volume of transmissions and axles. In the full year 2015, Powertrain’s net sales were $3,560 million, a decrease of 5.2% compared to 2014 on a constant currency basis (down 20.3% on a reported basis), primarily attributable to lower captive agricultural equipment demand, and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 46% of total net sales in 2015 (41% in 2014).

Operating profit was $62 million for the fourth quarter 2015 ($66 million in Q4 2014), at an operating margin of 6.8%. Net of the impact of currency translation, operating profit improved $5 million from favorable product mix and from SG&A expense reductions. In the full year 2015, Powertrain reported an operating profit of $186 million ($223 million in 2014), with an operating margin of 5.2% (5.0% for 2014). Net of the impact of currency translation, operating profit was in line with the previous year, as the lower volumes were offset by manufacturing efficiencies and SG&A expense reductions.

During the year, Powertrain sold 507,700 engines, a decrease of 13% compared to 2014. By major customer, 31% of engines were supplied to Commercial Vehicles, 10% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers (units sold to third parties were up 2% compared to 2014). Additionally, Powertrain delivered approximately 67,800 transmissions and 182,000 axles, an increase of 6% and 16%, respectively, compared to 2014.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Services

FINANCIAL SERVICES
Revenues & Net income ($ million)
Full Year				4th Quarter
2015	2014	Change		2015	2014	Change

1,603	1,828	-12.3%	Revenues	377	465	-18.9%

368	364	4	Net income	91	98	-7

Financial Services’ revenues totaled $377 million in the fourth quarter 2015, down 8.6% compared to Q4 2014 on a constant currency basis (down 18.9% on a reported basis), due to a reduction in interest yields and lower average outstanding portfolio. In the full year 2015, Financial Services’ revenues were $1,603 million, flat compared to 2014 on a constant currency basis (down 12.3% on a reported basis).

Net income was $91 million for the fourth quarter, a $7 million decrease compared to Q4 2014, mainly due to reduced net interest margins and the negative impact of currency translation, partially offset by lower income taxes. In the full year 2015, net income was $368 million compared to $364 million in 2014. Lower provisions for credit losses and SG&A expenses, coupled with reduced income taxes, were partially offset by the impact of currency translation.

Retail loan originations in the year were $9.4 billion, down $1.4 billion compared to 2014, mostly due to the decline in Agricultural Equipment sales in NAFTA and the negative impact of currency translation in EMEA and LATAM. The managed portfolio (including unconsolidated joint ventures) of $24.7 billion (of which retail was 65% and wholesale 35%) was down $2.6 billion compared to December 31, 2014. Excluding the impact of currency translation, the managed portfolio was flat compared to 2014.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

Dividends

The Board of Directors of CNH Industrial N.V. intends to recommend to the Company’s shareholders at the Annual General Meeting a dividend of €0.13 per common share, totaling approximately €177 million (~$200 million). Subject to the AGM’s approval (expected on April 15, 2016), the ex-dividend date would be set at April 25, 20161.

Share Buy-Back Program

The Company today announced a buy-back program (the “Program”) to repurchase up to $300 million in common shares from time to time, subject to market and business conditions, as previously authorized at the Shareholders’ Meeting held on April 15, 2015. The Program will be funded by the Company’s liquidity. Details of the Program will be disclosed in accordance with applicable laws and regulations.

2016 U.S. GAAP Outlook

The agricultural equipment industry in NAFTA is forecasted to decline in 2016, with the row crop sector down 15-20%; EMEA agricultural equipment markets are expected to be flat. The commercial vehicles segment is expected to increase up to 5% in EMEA; trading conditions in LATAM are expected to remain challenging. CNH Industrial is setting its 2016 guidance as follows:

●	Net sales of Industrial Activities between $23 billion and $24 billion, with an operating margin of Industrial Activities between 5.2% and 5.8%;

●	Net industrial debt at the end of 2016 between $1.5 billion and $1.8 billion.

Sergio Marchionne	Richard Tobin

Chairman	Chief Executive Officer

1 The Italian Stock Exchange, after having ascertained that no constraints subsist, has authorized the Company to set April 25, 2016 as the ex-dividend date and to maintain April as the ex-dividend date month of the Company.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the Company’s individual brands is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines, transmissions and axles. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 4:30 p.m. CET / 3:30 p.m. GMT / 10:30 a.m. EST, management will hold a conference call to present 2015 fourth quarter and full year results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_2015 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

●

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

●

Trading Profit under IFRS: Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

●

Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

●	Net income (loss) before restructuring and other exceptional items: is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

●

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2015 FOURTH QUARTER AND FULL YEAR RESULTS

●	Working capital: is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

●

Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; the interpretation of or adoption of new compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Company’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis and other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2014, prepared in accordance with IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that

2015 FOURTH QUARTER AND FULL YEAR RESULTS

are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. The Company can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise publicly its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by the Company or persons acting on Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +39 011 00 62756

Laura Overall	Noah Weiss
Tel: +44 207 7660 346	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Years And The Three Months Ended December 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

	Years Ended December 31,		Three Months Ended December 31,

($ million)	2015	2014	2015	2014

Revenues

Net sales	24,677	31,196	6,869	8,018

Finance and interest income	1,235	1,359	275	347

TOTAL REVENUES	25,912	32,555	7,144	8,365

Costs and Expenses

Cost of goods sold	20,357	25,534	5,586	6,737

Selling, general and administrative expenses	2,317	2,925	559	685

Research and development expenses	856	1,106	234	297

Restructuring expenses	84	184	32	86

Interest expense	1,106	1,318	282	342

Other, net	625	399	127	92

TOTAL COSTS AND EXPENSES	25,345	31,466	6,820	8,239

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	567	1,089	324	126

Income taxes	360	467	101	59

Equity in income of unconsolidated subsidiaries and affiliates	41	86	8	20

NET INCOME	248	708	231	87

Net income (loss) attributable to noncontrolling interests	(5)	(2)	-	4

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	253	710	231	83

(in $)

Earnings per share attributable to common shareholders

Basic	0.19	0.52	0.17	0.06

Diluted	0.19	0.52	0.17	0.06

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of December 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	December 31, 2015	December 31, 2014

Cash and cash equivalents	5,384	5,163

Restricted cash	927	978

Financing receivables, net	19,001	21,472

Inventories, net	5,690	7,008

Property, plant and equipment, net and Equipment under operating leases	8,316	8,383

Intangible assets, net	3,257	3,334

Other receivables and assets	4,171	5,575

TOTAL ASSETS	46,746	51,913

Debt	26,388	29,594

Other payables and liabilities	15,497	17,342

Total liabilities	41,885	46,936

Redeemable noncontrolling interest	18	16

Equity attributable to CNH Industrial N.V.	4,802	4,922

Noncontrolling interests	41	39

Equity	4,843	4,961

TOTAL EQUITY AND LIABILITIES	46,746	51,913

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Years Ended December 31, 2015 and 2014

(Unaudited)

(U.S. GAAP)

($ million)	2015	2014

Net income	248	708

Adjustments to reconcile net income to net cash provided by/(used in) operating activities	2,534	(27)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,782	681

NET CASH USED IN INVESTING ACTIVITIES	(932)	(1,959)

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(931)	1,365

Effect of foreign exchange rate changes on cash and cash equivalents	(698)	(491)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	221	(404)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,163	5,567

CASH AND CASH EQUIVALENTS, END OF YEAR	5,384	5,163

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL
Net debt ($ million)

	12.31.2015	12.31.2014

Total debt (1)	(26,388)	(29,594)

- Asset-backed financing	(12,999)	(13,587)

- Other debt	(13,389)	(16,007)

Derivative hedging debt	27	35

Cash and cash equivalents	5,384	5,163

Restricted cash	927	978

Net debt (2)	(20,050)	(23,418)

Of which: Industrial Activities	(1,622)	(2,691)

Financial Services	(18,428)	(20,727)

Cash, cash equivalents and restricted cash	6,311	6,141

Undrawn committed facilities	2,995	2,716

Available liquidity	9,306	8,857
	(1) Inclusive of adjustments to fair value hedges.
	(2) Net Debt is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non-GAAP financial measures.

(U.S. GAAP)

CNH INDUSTRIAL
Change in Net Industrial Debt ($ million)

	Full Year			4th Quarter
2015	2014		2015	2014

(2,691)	(2,214)	Net industrial (debt)/cash at beginning of period	(3,439)	(3,935)

248	708	Net income	231	87

694	725	Amortization and depreciation (*)	182	173

124	(87)	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	83	(51)

470	(1,025)	Change in working capital	1,554	1,456

(653)	(1,005)	Investments in property, plant and equipment, and intangible assets (*)	(279)	(417)

(111)	8	Other changes	(14)	(69)

772	(676)	Net industrial cash flow (1)	1,757	1,179

(274)	(364)	Capital increases and dividends	3	2

571	563	Currency translation differences	57	63

1,069	(477)	Change in Net industrial debt	1,817	1,244

(1,622)	(2,691)	Net industrial (debt)/cash at end of period	(1,622)	(2,691)

(*) Excluding assets sold under buy-back commitments and assets under operating leases.
(1) This item is a non-GAAP measure. Refer to the Non-GAAP Financial Information section of this press release for information regarding non GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

CNH INDUSTRIAL
Net Income and basic EPS before Restructuring and Exceptional Items ($ million, except per share data)

Full Year				4th Quarter
2015	2014		2015	2014

248	708	Net income	231	87

76	168	Restructuring expenses, net of tax	31	80

150(1)	64	Other exceptional items, net of tax	-	-

474	940	Net income before restructuring and other exceptional items	262	167

476	930	Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	262	162

1,361	1,354	Weighted average shares outstanding (million)	1,362	1,355

0.35	0.69	Basic EPS before restructuring and exceptional items ($)	0.19	0.12

(1) Represents the exceptional charge due to the re-measurement of Venezuelan operations.

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Years And The Three Months Ended December 31, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	2015	2014	4th Quarter 2015	4th Quarter 2014

Net revenues	26,378	32,957	7,283	8,488

Cost of sales	21,659	26,841	5,919	7,081

Selling, general and administrative costs	2,188	2,753	522	643

Research and development costs	905	878	267	233

Other income/(expenses)	(83)	(86)	(23)	(13)

TRADING PROFIT/(LOSS)	1,543	2,399	552	518

Gains/(losses) on the disposal of investments	-	-	-	-

Restructuring costs	79	192	31	76

Other unusual income/(expenses)	(48)	(40)	(7)	(16)

OPERATING PROFIT/(LOSS)	1,416	2,167	514	426

Financial income/(expenses)	(805)	(776)	(197)	(191)

Result from investments	48	91	10	23

Share of the profit/(loss) of investees accounted for using the equity method	50	90	10	22

Other income/(expenses) from investments	(2)	1	-	1

PROFIT/(LOSS) BEFORE TAXES	659	1,482	327	258

Income taxes	425	566	188	125

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	234	916	139	133

Profit/(loss) from discontinued operations	-	-	-	-

PROFIT/(LOSS)	234	916	139	133

PROFIT/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	236	917	138	128

Non-controlling interests	(2)	(1)	1	5

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.17	0.68	0.10	0.10

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.17	0.68	0.10	0.10

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of December 31, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	December 31, 2015	December 31, 2014

ASSETS

Intangible assets	5,680	6,031

Property, plant and equipment and Leased assets	8,206	8,251

Inventories	5,800	7,140

Receivables from financing activities	19,001	21,472

Cash and cash equivalents	6,311	6,141

Other receivables and assets	4,119	5,406

TOTAL ASSETS	49,117	54,441

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	7,170	7,534

Non-controlling interests	47	43

Total Equity	7,217	7,577

Debt	26,458	29,701

Other payables and liabilities	15,442	17,163

Total Liabilities	41,900	46,864

TOTAL EQUITY AND LIABILITIES	49,117	54,441

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Years Ended December 31, 2015 and 2014

(Unaudited)

(IFRS)

($ million)	2015	2014

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,141	6,489

Profit/(loss)	234	916

Adjustments to reconcile profit/(loss) to cash flows from/(used in) operating activities	1,996	257

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	2,230	1,173

CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	(320)	(2,380)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,007)	1,373

Translation exchange differences	(733)	(514)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	170	(348)

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,311	6,141

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Revenues by Segment under IFRS ($ million)

Full Year				4th Quarter
2015	2014	% change		2015	2014	% change
11,025	15,204	-27.5	Agricultural Equipment	2,982	3,403	-12.4
2,542	3,346	-24.0	Construction Equipment	609	800	-23.9
9,759	11,087	-12.0	Commercial Vehicles	2,899	3,412	-15.0
3,569	4,475	-20.2	Powertrain	913	991	-7.9
(1,992)	(2,704)	-	Eliminations and other	(480)	(527)	-
24,903	31,408	-20.7	Total Industrial Activities	6,923	8,079	-14.3
1,932	2,086	-7.4	Financial Services	482	545	-11.6
(457)	(537)	-	Eliminations and other	(122)	(136)	-
26,378	32,957	-20.0	Total	7,283	8,488	-14.2

CNH INDUSTRIAL
Trading profit/(loss) by Segment under IFRS ($ million)

Full Year				4th Quarter
2015	2014	Change		2015	2014	Change
702	1,689	-987	Agricultural Equipment	268	238	30
25	66	-41	Construction Equipment	(13)	2	-15
211	2	209	Commercial Vehicles	132	113	19
178	220	-42	Powertrain	73	73	-
(80)	(110)	30	Eliminations and other	(23)	(47)	24
1,036	1,867	-831	Total Industrial Activities	437	379	58
507	532	-25	Financial Services	115	139	-24
-	-	-	Eliminations and other	-	-	-
1,543	2,399	-856	Total	552	518	34
5.8	7.3	-1.5 p.p	Trading margin (%)	7.6	6.1	1.5 p.p

CNH INDUSTRIAL Key Balance Sheet data under IFRS ($ million)

	December 31, 2015	December 31, 2014
Total assets	49,117	54,441
Total equity	7,217	7,577
Equity attributable to CNH Industrial N.V.	7,170	7,534
Net debt	(19,951)	(23,590)
Of which Net industrial debt	(1,570)	(2,874)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL
Net income reconciliation ($ million)
Full Year			4th Quarter
2015	2014		2015	2014
248	708	Net income under U.S. GAAP	231	87
		Adjustments to conform with IFRS:
(28)	231	Development costs, net of amortization	(30)	50
8	8	Goodwill and other intangible assets	2	2
47	56	Defined benefit plans	14	44
5	(8)	Restructuring provisions	1	10
19	20	Other adjustments	8	6
1	(103)	Tax impact on adjustments	13	(6)
(66)	4	Deferred tax assets and tax contingencies recognition	(100)	(60)
(14)	208	Total adjustments	(92)	46
234	916	Profit under IFRS	139	133

CNH INDUSTRIAL
Total Equity reconciliation ($ million)
	Full Year
	2015	2014
Total Equity under U.S. GAAP	4,843	4,961
Adjustments to conform with IFRS:
Development costs, net of amortization	2,536	2,819
Goodwill and other intangible assets	(113)	(122)
Defined benefit plans	-	(6)
Restructuring provisions	(5)	(12)
Other adjustments	2	(16)
Tax impact on adjustments	(729)	(815)
Deferred tax assets and tax contingencies recognition	683	768
Total adjustments	2,374	2,616
Total Equity under IFRS	7,217	7,577

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2015	At December 31, 2015	Average 2014	At December 31, 2014
Euro	0.901	0.919	0.753	0.824
Pound sterling	0.654	0.674	0.607	0.642
Swiss franc	0.962	0.995	0.914	0.990
Polish zloty	3.771	3.917	3.149	3.520
Brazilian real	3.335	3.960	2.349	2.653
Canadian dollar	1.278	1.388	1.104	1.158
Argentine peso	9.258	12.984	8.115	8.551
Turkish lira	2.726	2.918	2.188	2.333